FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reorganizes Asset Management Division

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 18, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Reorganizes Asset Management Division

Tokyo, February 18, 2015—Nomura Holdings, Inc. (Nomura) today announced plans to reorganize three core companies in its Asset Management division: Nomura Asset Management Co., Ltd. (NAM), Nomura Funds Research and Technologies Co., Ltd. (NFR&T), and Nomura Private Equity Capital Co., Ltd. (NPEC).

Under the reorganization, NAM will take over NFR&T’s operations related to the management of investment trusts and its institutional investor advisory business. NAM will also take over all the operations of NPEC.

By consolidating its marketing, investment and management operations under NAM and improving the efficiency and stability of its investment management operations, Nomura aims to deliver a higher level of service to its clients.

Nomura also aims to produce higher added-value analysis and evaluation by consolidating the Asset Management division’s analysis and evaluation of funds and asset management companies into NFR&T.

Following the reorganization, Nomura will focus on providing high quality investment products to accommodate the needs of investors by fully leveraging the specialized expertise in NAM and NFR&T.

1.	Current schedule of reorganization

February 18, 2015	Execution of reorganization agreements by NAM, NFR&T and NPEC
July 1, 2015	NAM to take over NFR&T institutional client business
October 1, 2015	NAM to take over NFR&T retail client fund business
December 1, 2015	Liquidation of NPEC and acquisition by NAM

2.	Outline of companies

Name	Acquiring company Nomura Asset Management Co., Ltd.	Business spin out Nomura Funds Research and Technologies Co., Ltd.	Liquidated company Nomura Private Equity Capital Co., Ltd.
Registered Address	1-12-1 Nihonbashi, Chuo-ku, Tokyo	3-21-1 Nihonbashihamacho, Chuo-ku, Tokyo	1-7-9 Nihonbashi, Chuo-ku, Tokyo
Representative	President and CEO: Kunio Watanabe	President: Kiyohiro Yamana	President: Yasuki Sakamoto
Business	Investment advisory/agency business and investment management (including investment trusts)	Investment advisory/agency business and investment management	Investment advisory/agency business and investment management
Capital	Y17.18bn	Y400m	Y1bn
Establishment	December 1, 1959	June 20, 2000	October 19, 2007
Parent Company	Wholly owned by Nomura Holdings, Inc.	Wholly owned by Nomura Holdings, Inc.	Wholly owned by Nomura Holdings, Inc.

3.	Effect on Nomura’s consolidated results

Nomura does not expect the reorganization to have a material impact on its consolidated results.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.